

April 23, 2024

Christian Mulvihill
Chief Financial Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

      Re: Greenidge Generation Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40808

Dear Christian Mulvihill:

We have reviewed your February 29, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Significant Accounting Policies
Cryptocurrency Mining Revenue, page F-14

1.   We note your response to prior comment 2 and your revised cryptocurrency mining revenue policy disclosure on page F-14. In your revised disclosure you state that you are entitled to compensation even if the pool operator is unsuccessful in placing a block. However, your disclosure also implies you receive a share of the rewards paid to the pool operator for successful efforts. Please revise your disclosure in future filings to reconcile the two statements and clearly state that as a participant in an FPPS mining pool your compensation is not contingent on the pool operator successfully placing a block.

2.   We note your response to the third bullet in prior comment 2, that you consider each mining pool arrangement to be a contract that is continuously renewed, that the duration of each contract is 24 hours or less and provides the same rate of payment upon renewal

and that since the pricing remains the same upon contract renewal, the contract does not provide the applicable mining pool operator with a material right that represents a separate performance obligation. Please enhance your cryptocurrency mining revenue policy to disclose in future filings.

 Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets